Mail Stop 6010

October 2, 2008

Richard C. Carlson
Chief Executive Officer
ProUroCare Medical Inc.
5500 Wayzata Blvd., Suite 310
Golden Valley, Minnesota 55416

> **Re:** **ProUroCare Medical Inc.**
> **Registration Statement on Form S-1**
> **Filed September 19, 2008**
> **File No. 333-153605**

Ladies and Gentlemen:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering, page 4
Capitalization, page 26
Notes to Financial Statements, page F-50

1. We note your statement in footnote 3 on page 5 that the convertible notes which you issued from December 2007 through May 2008 and the $733,334 in aggregate principal amount of your convertible debentures will automatically convert to common stock upon closing of this offering. We also note your statement on page F-50 that certain notes will "convert into the securities offered under the public offering." Please revise to clarify that the holders of such notes and debentures that were purchased in the private placements will not receive shares being registered pursuant to this registration statement upon automatic conversion of their notes or debentures.

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment

for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3805 if you have questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Timothy S. Hearn, Esq. (by facsimile)